UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

M&T Bank Corporation

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Brian R. Yoshida, Esq.

Group Vice President and Deputy General Counsel

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

(716) 842-5464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 16 Pages.

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Robert G. Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

PF, BK, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
4,249,924
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
4,249,924
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,249,924
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

3.2%
14	Type of Reporting Person (See Instructions):

IN

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

West Ferry Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
141,825
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
141,825
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

141,825
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.1%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Roche Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
78,532
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
78,532
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

78,532
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.1%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Wilmers Company, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
400,000
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
400,000
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.3%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

St. Simon Charitable Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
272,964
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
272,964
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

272,964
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.2%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Robert G. Wilmers 1999 Family Trust 13-701558
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
214,540
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
214,540
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

214,540
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.2%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Robert G. Wilmers 2000 Family Trust 13-701559
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
224,766
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
224,766
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

224,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.2%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Elisabeth Roche Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
461,273
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
461,273
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

461,273
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.4%
14	Type of Reporting Person (See Instructions):

IN

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

R.I. REM Investments S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
1,230,320
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
1,230,320
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,230,320
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.9%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Mallarme Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
3,282,880
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
3,282,880
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,282,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

2.5%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Interlaken Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐
3	SEC USE ONLY

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
227,924
	8	Shared Voting Power:
0
	9	Sole Dispositive Power:
227,924
	10	Shared Dispositive Power:
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

227,924
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11):

.2%
14	Type of Reporting Person (See Instructions):

OO

CUSIP No. 55261F 10 4	Schedule 13D

Amendment No. 19 to Schedule 13D

The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., West Ferry Foundation, R.I. REM Investments, S.A., as the assignee of REM Foundation, (“REM Investments”), Mallarme Investments Limited (“ Mallarme”), as the assignee of certain shareholdings of REM Investments, Roche Foundation, St. Simon Charitable Foundation, Interlaken Foundation, Robert G. Wilmers 1999 Family Trust (the “1999 Family Trust”, formerly known as Grantor Retained Annuity Trust No. 5), and Robert G. Wilmers 2000 Family Trust (the “2000 Family Trust”, formerly known as Grantor Retained Annuity Trust No. 6) (collectively referred to as the “Reporting Persons”) is hereby amended as set forth below.

The purpose of this Amendment No. 19 to the Schedule 13D is to reflect that on September 15, 2014, REM Investments sold 3,282,880 shares of M&T Bank Corporation (“M&T”) common stock, par value $.50 per share (“Shares”), to Mallarme and to reflect the addition of Mallarme as a Reporting Person.

This Amendment No. 19 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the original Schedule 13D and Amendments Nos. 1 through 18 thereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended to add the following:

Mallarme

Mallarme is a company organized under the laws of the British Virgin Islands. It was formed by the Voltaire Trust, an English law trust which was created by REM Foundation. REM Foundation is also the sole shareholder of REM Investments. Mallarme was formed for the purposes of purchasing some of the investments held by REM Investments, and it acquired such investments, including 3,282,880 Shares at market value, from REM Investments in exchange for a promissory note on September 15, 2014. The principal address of Mallarme is c/o Codan Services (B.V.I.) Ltd, Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Margaret R. O’Shea is the sole director of Mallarme.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

(a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the M&T Shares listed opposite his name.

CUSIP No. 55261F 10 4	Schedule 13D

Reporting Person	Number of M&T Shares Owned		Percentage of Outstanding M&T Shares Owned[1]
Robert G. Wilmers	4,249,924	[2]	3.2%
West Ferry Foundation	141,825		.1%
Roche Foundation	78,532		.1%
Wilmers Company, L.L.C	400,000		.3%
St. Simon Charitable Foundation	272,964		.2%
1999 Family Trust	214,540		.2%
2000 Family Trust	224,766		.2%
Elisabeth Roche Wilmers	461,273		.4%
R.I. REM Investments S.A Mallarme Investments Limited.	1,230,320 3,282,880		.9 2.5	% %
Interlaken Foundation	227,924		.2%
Reporting Persons as a Group	9,224,397		7.0%

[1]	Based upon 131,965,978 Shares outstanding as of July 31, 2014.
[2]	Mr. Wilmers beneficially owns 4,249,924 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 3.2% of the Shares issued and outstanding. The number of Shares beneficially owned by Mr. Wilmers includes: (i) 2,635,840 Shares owned directly; (ii) 141,825 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power; (iii) 78,532 Shares owned by the Roche Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as director and president, holds sole voting and dispositive power; (iv) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Mr. Wilmers, as sole member, holds sole voting and dispositive power; (v) 272,964 Shares owned by the St. Simon Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vi) 227,924 Shares held by the Interlaken Foundation, a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (vii) 214,540 Shares held by Robert G. Wilmers 1999 Family Trust; (viii) 224,766 Shares held by Robert G. Wilmers 2000 Family Trust; and (ix) 53,533 Shares allocated under M&T’s Retirement Savings Plan and Trust (401(k) plan).

(c) On September 15, 2014, Mallarme acquired 3,282,880 Shares, along with other assets, from REM Investments in exchange for a promissory note.

Other than the transactions set forth in this Item 5 and routine allocations to Mr. Wilmers’ account under M&T’s Retirement Savings Plan and Trust, there were no transactions within the last 60 days by the Reporting Persons with respect to the Shares.

CUSIP No. 55261F 10 4	Schedule 13D

JOINT FILING AGREEMENT

By signing this Amendment No. 19, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	September 15, 2014	/s/ Robert G. Wilmers
		Name:	Robert G. Wilmers

Date:	September 15, 2014	/s/ Elisabeth Roche Wilmers
		Name:	Elisabeth Roche Wilmers

WEST FERRY FOUNDATION

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Trustee

ROCHE FOUNDATION

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	President

WILMERS COMPANY, L.L.C.

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Sole Member

R.I. REM Investments S.A.

Date:	September 15, 2014	/s/ Rene Merkt
		By:	Rene Merkt
		Title:	Authorized Person

CUSIP No. 55261F 10 4	Schedule 13D

Mallarme Investments Limited

Date:	September 15, 2014	/s/ Margaret R. O’Shea
		By:	Margaret R. O’Shea
		Title:	Director

ST. SIMON CHARITABLE FOUNDATION

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	President

INTERLAKEN FOUNDATION

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	President

Robert G. Wilmers 1999 Family Trust

Date:	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Trustee

Date	September 15, 2014	/s/ Ira H. Jolles
		By:	Ira H. Jolles
		Title:	Trustee

Robert G. Wilmers 2000 Family Trust

Date	September 15, 2014	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Trustee

Date	September 15, 2014	/s/ Ira H. Jolles
		By:	Ira H. Jolles
		Title:	Trustee